

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2015

Via E-Mail
Mr. Thomas Paulson
Senior Vice President and Chief Financial Officer
Tennant Company
701 North Lilac Drive
P.O. Box 1452
Minneapolis, MN 55440

>   **Re: Tennant Company**
>   **Form 10-K for Fiscal Year Ended December 31, 2014**
>   **Filed February 27, 2015**
>   **File No. 1-16191**

Dear Mr. Paulson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis, page 10

Consolidated Financial Results, page 11

1. We note that your foreign operations represents approximately 42-45% of net sales for each period presented. However, foreign earnings before income taxes has varied widely as a percentage of total earnings before income taxes for each period presented with fiscal year 2014 at 24.8% of the total, fiscal year 2013 at 8.6% of the total, and fiscal year 2012 at 21.2% of the total. Please include a discussion and analysis of the impact of your foreign operations on your consolidated results of operations along with the material factors impacting your foreign results of operations. The disclosure should enable a reader to understand the magnitude of each impact. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

2. Please expand your discussion and analysis of your consolidated financial results to include other comprehensive (loss) income as it relates to comprehensive income. For example, provide a discussion and analysis of the foreign currencies generating the foreign currency adjustments and how the changes in the material assumptions impacting pensions (e.g., discount rate, expected long-term rate of return on plan assets, and expected rate of compensation increase) led to the adjustments recognized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Tracey Houser at (202) 551-3736 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief